Exhibit 99.5

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

The statements contained in this section may be deemed to be forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and similar expressions. These forward-looking statements are based largely on management’s expectations and are subject to a number of uncertainties. Actual results could differ materially from these forward-looking statements. Neither Safe-T Ltd. (hereinafter “Safe-T” or “the Company”) nor CyberKick Ltd. (hereinafter “CyberKick”) undertake any obligation to update publicly or revise any forward-looking statements. For a more complete discussion of the risks and uncertainties, which may affect such forward-looking statements, please refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission (“SEC”) on March 22, 2021 (the “Annual Report”).

On July 1, 2021, the Company entered into a Share Purchase Agreement (the “SPA”) by and among Takoomi Ltd. (“Takoomi”), the shareholders of Takoomi and CyberKick, a special purpose vehicle, designated solely to facilitate the transaction, as further described herein.

Pursuant to the SPA, immediately prior to the Closing (as defined in the SPA), Takoomi will transfer and assign certain assets as well as intellectual property rights (the “CyberKick Business”) to CyberKick, and accordingly, the Company will purchase all of the issued and outstanding share capital of CyberKick.

On July 4, 2021, the Company completed the acquisition. Until the said date, the CyberKick Business was a part of Takoomi’s activities as described herein. The CyberKick Business provides solutions for security and privacy tools developers and consumers.

The unaudited combined condensed pro forma statement of profit or loss for the six months ended June 30, 2021, combines the historical unaudited consolidated statement of profit or loss of the Company for the six months ended June 30, 2021, and the historical unaudited statement of profit or loss of the CyberKick Business for the six months ended June 30, 2021.

The unaudited combined condensed pro forma statement of profit or loss for the year ended December 31, 2020, combines the historical consolidated statement of profit or loss of the Company for the year ended December 31, 2020, and the historical statement of profit or loss of the CyberKick Business for the year ended December 31, 2020.

The unaudited combined condensed pro forma statements of profit or loss for the six months ended June 30, 2021, and for the year ended December 31, 2020, give effect to the business combination as if it had been completed on January 1, 2020.

The unaudited combined condensed pro forma statement of financial position as of June 30, 2021, combines the historical consolidated statement of financial position of the Company as of June 30, 2021, and the historical statement of financial position of the CyberKick Business as of June 30, 2021.

The unaudited combined condensed pro forma statement of financial position as of June 30, 2021, gives effect to the business combination as if it had been completed on June 30, 2021.

The allocation of the purchase price in the business combination as reflected in these pro forma combined condensed financial statements has been based upon estimates of the fair value of assets acquired and liabilities assumed as of the date of the business combination. Management, with the assistance of independent valuation specialists, is currently assessing the final fair values of the tangible and intangible assets acquired and liabilities assumed. A final determination of the fair value of CyberKick’s assets acquired and liabilities assumed is still subject to the completion of further analyses from those used in the combined condensed pro forma financial statements presented below.

The unaudited pro forma combined condensed financial statements do not include liabilities resulting from integration planning. Amounts allocated to goodwill may significantly decrease and amounts allocated to intangible assets with definite lives may increase significantly, which could result in a material increase in amortization of acquired intangible assets. Therefore, the actual amounts recorded as of the completion of the valuation may differ materially from the information presented in the accompanying unaudited pro forma combined condensed financial statements. In addition to the receipt of the final valuation, the impact of ongoing integration activities, the timing of completion of the transaction and other changes in CyberKick’s net tangible and intangible assets that occur prior to completion of the transaction could cause material differences in the information presented.

The unaudited pro forma combined condensed financial statements are not necessarily an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. The unaudited pro forma combined condensed financial statements should be read in conjunction with the respective historical financial statements and the notes thereto of both the Company and the CyberKick Business, which are included in, respectively, in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, and the Report on Form 6-K with which these unaudited pro forma combined condensed financial statements are included.

On September 19, 2021, the Company’s shareholders approved a reverse split of the ordinary share capital of the Company by a ratio of 40:1, to be effective at a date to be determined by the Company. The reverse split became effective on October 15, 2021. This operation is not affecting the Company’s American Depositary Shares (“ADSs”), hence following effectiveness the new ratio between the ordinary shares and the ADSs is set at 1:1 instead of the previous 40:1 ratio.

All descriptions of the Company’s share capital in these unaudited pro forma combined condensed financial statements, including share amounts and per share amounts, are presented after giving effect to the reverse split.

Unaudited Pro Forma Combined Condensed Statement of Profit or Loss
For the year ended December 31, 2020
(U.S. dollars in thousands, except share and per share data)

	Safe-T	CyberKick	Adjustments	Note	Pro forma

Revenues	4,886	4,341	-		9,227
Cost of revenues	2,499	2,117	79	(1)	4,695
Gross profit	2,387	2,224	(79)		4,532

Operating expenses:
Research and development expenses	2,202	230	1	(1)	2,433
Selling and marketing expenses	4,215	451	423	(1)	5,089
General and administrative expenses	4,197	147	-	(2)	4,344
Impairment of goodwill	2,759	-	-		2,759
Contingent consideration measurement	345	-	-		345
Total operating expenses	13,718	828	424		14,970

Operating profit (loss)	(11,331)	1,396	(503)		(10,438)
Financial income (expenses), net	3,240	(58)	-		3,182
Profit (loss) before taxes on income	(8,091)	1,338	(503)		(7,256)
Tax benefit (taxes on income)	246	(311)	100	(4)	35
Net loss for the year	(7,845)	1,027	(403)		(7,221)

Loss per ordinary share (in dollars):
Basic	(0.71)			(3)	(0.48)
Diluted	(0.84)			(3)	(0.58)
Weighted average number of ordinary shares outstanding used to compute (in thousands):
Basic	11,074			(3)	15,136
Diluted	11,387			(3)	15,449

See Notes to Unaudited Pro forma Combined Financial Statements

Unaudited Pro Forma Combined Condensed Statement of Profit or Loss
For the six months ended June 30, 2021
(U.S. dollars in thousands, except share and per share data)

	Safe-T	CyberKick	Adjustments	Note	Pro forma

Revenues	3,131	2,291	-		5,422
Cost of revenues	1,883	1,020	40	(1)	2,943
Gross profit	1,248	1,271	(40)		2,479

Operating expenses:
Research and development expenses	1,483	655	1	(1)	2,139
Selling and marketing expenses	2,430	979	211	(1)	3,620
General and administrative expenses	2,588	52	(50)	(2)	2,590
Contingent consideration measurement	(434)	-	-		(434)
Total operating expenses	6,067	1,686	162		7,915

Operating loss	(4,819)	(415)	(202)		(5,436)

Financial expenses	(183)	(14)	-		(197)
Financial income	43	-	-		43
Financial expenses, net	(140)	(14)	-		(154)

Loss before taxes on income	(4,959)	(429)	(202)		(5,590)
Tax benefit (taxes on income)	76	(17)	50	(4)	109
Net loss for the period	(4,883)	(446)	(152)		(5,481)

Loss per ordinary share (in dollars):
Basic	(0.20)			(3)	(0.19)
Diluted	(0.20)			(3)	(0.19)
Weighted average number of ordinary shares outstanding used to compute (in thousands):
Basic	24,637			(3)	28,699
Diluted	24,637			(3)	28,699

See Notes to Unaudited Pro forma Combined Condensed Financial Statements

Unaudited Pro Forma Combined Condensed Statement of Financial Position
As of June 30, 2021
(U.S. dollars in thousands)

	Safe-T	CyberKick	Adjustments	Note	Pro forma
Assets
Current assets:
Cash and cash equivalents	13,122	-	(3,700)	(a)	9,422
Short-term investments	6,182	-	-		6,182
Accounts receivable:
Trade, net	615	795	(795)	(c)	615
Other	544	8	(8)	(c)	544
Total current assets	20,463	803	(4,503)		16,763
Non-current Assets:
Long-term restricted deposits	89	-	-		89
Long-term deposit	57	-	-		57
Property and equipment, net	124	2	-	(b) (c)	126
Right of use assets	605	-	-		605
Intangible assets, net	3,845	23	3,997	(b)	7,865
Goodwill	5,387	-	6,311	(b)	11,698
Deferred tax assets	-	67	(67)	(c)	-
Total non-current assets	10,107	92	10,241		20,440
Total assets	30,570	895	5,738		37,203

Liabilities and equity
Current liabilities:
Accounts payable and accruals:
Trade	280	362	(362)	(c)	280
Other	1,668	299	(299)	(c)	1,668
Contract liabilities	403	-	-		403
Contingent consideration	250	-	-		250
Derivative financial instruments	1,553	-	-		1,553
Short-term lease liabilities	367	-	-		367
Related parties	-	12	(12)	(c)	-
Total current liabilities	4,521	673	(673)		4,521
Non-current liabilities:
Long-term contract liabilities	38	-	-		38
Long-term lease liabilities	347	-	-		347
Long-term contingent consideration	-	-	-		-
Deferred tax liabilities	673	-	825	(b)	1,498
Liability in respect of the Israeli Innovation Authority	158	-	-		158
Total non-current liabilities	1,216	-	825		2,041
Total liabilities	5,737	673	152		6,562
Equity:
Ordinary shares	-	-	-	(b)	-
Share premium	85,159	-	5,808	(b) (d)	90,967
Other equity reserves	15,089	-	-	(c)	15,089
Accumulated deficit	(75,415)	-	-	(c)	(75,415)
Parent investment (deficit)	-	222	(222)	(c)	-
Total equity	24,833	222	5,586		30,641
Total equity and liabilities	30,570	895	5,738		37,203

See Notes to Unaudited Pro forma Combined Condensed Financial Statements

Notes to Unaudited Pro forma Combined Condensed Financial Statements

On July 1, 2021, the Company entered into a Share Purchase Agreement (the “SPA”) by and among Takoomi Ltd. (“Takoomi”), the shareholders of Takoomi and CyberKick, a special purpose vehicle, designated solely to facilitate the transaction, as further described herein.

Pursuant to the SPA, immediately prior to the Closing (as defined in the SPA), Takoomi will transfer and assign certain assets as well as intellectual property rights (the “CyberKick Business”) to CyberKick, and accordingly, the Company will purchase all of the issued and outstanding share capital of CyberKick.

On July 4, 2021, the Company completed the acquisition. Until the said date, the CyberKick Business was a part of Takoomi’s activities as described herein. The CyberKick Business provides solutions for security and privacy tools developers and consumers.

The initial consideration paid was $9.3 million, which consisted of cash consideration of $3.7 million and equity consideration of $5.6 million paid by the issuance of 4,062,045 ordinary shares of the Company.

The consideration may be increased by an additional earn-out payment of up to $3 million to CyberKick founders, subject to certain revenue targets of CyberKick during the first and second year following the closing of the transaction, provided that the entitlement shall be only of the founders who are still engaged by CyberKick at such time. The Company may decide, at its sole discretion, to pay the earn-out consideration in equity, in whole or in part.

The unaudited combined condensed pro forma statement of financial position as of June 30, 2021, gives effect to the business combination as if it had been completed on June 30, 2021.

The unaudited combined condensed pro forma statements of profit or loss for the six months ended June 30, 2021, and for the year ended December 31, 2020, give effect to the business combination as if it had been completed on January 1, 2020. The unaudited combined condensed pro forma statements of profit or loss do not include any non-recurring charges, directly attributable to the business combination. The pro forma adjustments are based on preliminary estimates, which may change as additional information is obtained.

Adjustments to unaudited combined condensed pro forma statements of profit or loss for the six months ended June 30, 2021, and for the year ended December 31, 2020.

(1) Amortization of intangible assets acquired in connection with the business combination. Intangible assets are amortized on a straight-line basis over the following number of years: Technologies – 10 years, which such amortization recorded under cost of revenues; Customer relations – 2 - 8 years, which such amortization recorded under selling and marketing expenses.

(2)  Add back of transaction costs recorded in the six months ended June 30, 2021.

(3) The calculation of the weighted average number of shares for pro forma loss per share gives effect to the issuance of 4,062,045 Company shares in the transaction assuming these were issued on January 1, 2020.

(4) Reflects the tax effect of the pro forma adjustments, using the applicable tax rates.

Adjustments to unaudited combined condensed pro forma statement of financial position as of June 30, 2021.

 (a) An amount of $3.7 million of the total consideration in the transaction was paid in cash.

(b) The fair values of CyberKick’s net assets have been estimated for the purpose of allocating the purchase price and determining the pro forma effect of the acquisition on the unaudited combined condensed pro forma financial statements.

The estimated purchase price of $9,508 thousand has been calculated and preliminarily assigned to the net tangible and intangible assets acquired as follows:

U.S. in thousands
Purchase price calculation:
Cash consideration	3,700
Share consideration*	5,808
Total purchase price	9,508

*	Issuance of 4,062,045 ordinary shares based on Safe-T’s market price per share of approximately $1.43 (closing price on the Tel Aviv Stock Exchange as of July 4, 2021, translated into U.S. dollars)

The fair values of the identifiable assets and liabilities:
Property and equipment, net	2
Technologies	792
Customer relations	3,228
Deferred tax liabilities	(825)
Total identifiable net assets at fair value	3,197
Goodwill	6,311
Total purchase price	9,508

(c) Elimination of all components of CyberKick’ equity, and elimination of all components of the CyberKick Business assets and liabilities, not transferred to CyberKick as a part of the business combination.

(d) The issuance of 4,062,045 ordinary shares of the Company as a part consideration in the transaction at a fair value of 5,808 thousand.